UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

Under the Securities Exchange of 1934
(Amendment No. 3)*

DISCOVERY COMMUNICATIONS, INC.
(Name of Issuer)

Series A Common Stock, par value $0.01 per share
Series C Common Stock, par value $0.01 per share
(Title of Class of Securities)

The CUSIP for the Series A Common Stock is 25470F104
The CUSIP for the Series C Common Stock is 25470F302
(CUSIP Number)

Craig D. Holleman
Sabin, Bermant & Gould LLP
Four Times Square
New York, New York 10036
Telephone Number: (212) 381-7033
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 12, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	The CUSIP for the Series A Common Stock is 25470F104 The CUSIP for the Series C Common Stock is 25470F302	Page	2	of	10

1	NAMES OF REPORTING PERSONS Advance/Newhouse Programming Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 71,107,312 shares of Series A Common Stock and 44,374,821 shares of Series C Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 70,612,031 shares of Series A Common Stock and 43,853,105 shares of Series C Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,107,312 shares of Series A Common Stock and 44,374,821 shares of Series C Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.9% Series A Common Stock and 32.0% Series C Common Stock
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

SCHEDULE 13D

CUSIP No.	The CUSIP for the Series A Common Stock is 25470F104 The CUSIP for the Series C Common Stock is 25470F302	Page	3	of	10

1	NAMES OF REPORTING PERSONS Newhouse Broadcasting Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 0
	8	SHARED VOTING POWER 71,107,312 shares of Series A Common Stock and 44,374,821 shares of Series C Common Stock
	9	SOLE DISPOSITIVE POWER* 0
	10	SHARED DISPOSITIVE POWER 70,612,031 shares of Series A Common Stock and 43,853,105 shares of Series C Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,107,312 shares of Series A Common Stock and 44,374,821 shares of Series C Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.9% Series A Common Stock and 32.0% Series C Common Stock
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO
*Sole voting power and dispositive power is held indirectly through control of Advance/Newhouse Programming Partnership.

SCHEDULE 13D

CUSIP No.	The CUSIP for the Series A Common Stock is 25470F104 The CUSIP for the Series C Common Stock is 25470F302	Page	4	of	10

1	NAMES OF REPORTING PERSONS Advance Publications, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 0
	8	SHARED VOTING POWER 71,107,312 shares of Series A Common Stock and 44,924,821 shares of Series C Common Stock
	9	SOLE DISPOSITIVE POWER* 0
	10	SHARED DISPOSITIVE POWER 70,612,031 shares of Series A Common Stock and 44,403,105 shares of Series C Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,107,312 shares of Series A Common Stock and 44,924,821 shares of Series C Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.9% Series A Common Stock and 32.4% Series C Common Stock
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO
*Sole voting power and dispositive power is held indirectly through control of Advance/Newhouse Programming Partnership.

SCHEDULE 13D

CUSIP No.	The CUSIP for the Series A Common Stock is 25470F104 The CUSIP for the Series C Common Stock is 25470F302	Page	5	of	10

1	NAMES OF REPORTING PERSONS Newhouse Family Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 0
	8	SHARED VOTING POWER 71,107,312 shares of Series A Common Stock and 44,924,821 shares of Series C Common Stock
	9	SOLE DISPOSITIVE POWER* 0
	10	SHARED DISPOSITIVE POWER 70,612,031 shares of Series A Common Stock and 44,403,105 shares of Series C Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,107,312 shares of Series A Common Stock and 44,924,821 shares of Series C Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.9% Series A Common Stock and 32.4% Series C Common Stock
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN
*Sole voting power and dispositive power is held indirectly through control of Advance/Newhouse Programming Partnership.

SCHEDULE 13D

CUSIP No.	The CUSIP for the Series A Common Stock is 25470F104 The CUSIP for the Series C Common Stock is 25470F302	Page	6	of	10

1	NAMES OF REPORTING PERSONS Advance Long-Term Management Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 0
	8	SHARED VOTING POWER 71,107,312 shares of Series A Common Stock and 44,924,821 shares of Series C Common Stock
	9	SOLE DISPOSITIVE POWER* 0
	10	SHARED DISPOSITIVE POWER 70,612,031 shares of Series A Common Stock and 44,403,105 shares of Series C Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,107,312 shares of Series A Common Stock and 44,924,821 shares of Series C Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.9% Series A Common Stock and 32.4% Series C Common Stock
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
*Sole voting power and dispositive power is held indirectly through control of Advance/Newhouse Programming Partnership.

SCHEDULE 13D

CUSIP No.	The CUSIP for the Series A Common Stock is 25470F104 The CUSIP for the Series C Common Stock is 25470F302	Page	7	of	10

1	NAMES OF REPORTING PERSONS Advance Programming Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 0
	8	SHARED VOTING POWER 71,107,312 shares of Series A Common Stock and 44,924,821 shares of Series C Common Stock
	9	SOLE DISPOSITIVE POWER* 0
	10	SHARED DISPOSITIVE POWER 70,612,031 shares of Series A Common Stock and 44,403,105 shares of Series C Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,107,312 shares of Series A Common Stock and 44,924,821 shares of Series C Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.9% Series A Common Stock and 32.4% Series C Common Stock
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
*Sole voting power and dispositive power is held indirectly through control of Advance/Newhouse Programming Partnership.

This Amendment No. 3 (this “Amendment”) amends and supplements the Statement on Schedule 13D (the “Schedule 13D”) which was jointly filed on September 17, 2008, the amended Statement on Schedule 13D (the “Schedule 13D/A No. 1”) which was jointly filed on December 13, 2010, and the second amended Statement on Schedule 13D (the “Schedule 13D/A No. 2”) which was jointly filed on December 27, 2012, and is filed on behalf of Advance/Newhouse Programming Partnership, a New York general partnership (“Advance/Newhouse”), Newhouse Broadcasting Corporation, a New York Corporation (“NBCo”), Advance Publications, Inc., a Delaware corporation (“API”), Newhouse Family Holdings, L.P., a Delaware limited partnership (“NFH”), Advance Long-Term Trust Management Trust, a New Jersey trust (“Advance Long-Term Trust”), and Advance Programming Holdings, LLC, a Delaware limited liability company (“APH” and, together with Advance/Newhouse, NBCo, API, NFH, and Advance Long-Term Trust, the “Reporting Persons” and each a “Reporting Person”), with respect to the Series A Common Stock, par value $0.01 per share (the “Series A Common Stock”), and the Series C Common Stock, par value $0.01 per share (the “Series C Common Stock”), of Discovery Communications, Inc., a Delaware corporation (the “Issuer”). The Reporting Persons directly or indirectly hold (1) shares of Series A Convertible Participating Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”) of the Issuer, which are convertible into the shares of Series A Common Stock for which beneficial ownership is reported herein, and (2) shares of Series C Convertible Participating Preferred Stock, par value $0.01 per share (the “Series C Preferred Stock”) of the Issuer, which are convertible into the shares of Series C Common Stock for which beneficial ownership is reported herein.

This Amendment is being filed for purposes of disclosing the pending disposition by APH of 4,000,000 shares of Series C Preferred Stock to the Issuer, as described under Item 5 below.

Item 5.    Interest in Securities of the Issuer.

Items 5(a), (b) and (c) of the Schedule 13D are amended and supplemented to read as follows:

(a)            Each Reporting Person has beneficial ownership of 71,107,312 shares of Series A Common Stock, representing 32.9% of the outstanding shares of that class.  NBCo and Advance/Newhouse each has beneficial ownership of 44,374,821 shares of Series C Common Stock, representing 32.0% of the outstanding shares of that class; NBCo beneficially owns such shares indirectly through its 65% interest in Advance/Newhouse.  API, NFH, Advance Long-Term Trust and APH each has beneficial ownership of 44,924,821 shares of Series C Common Stock, representing 32.4% of the outstanding shares of that class; API, NFH and Advance Long-Term Trust each beneficially owns such shares indirectly through its interest in APH and APH beneficially owns 550,000 of such shares directly and 44,374,821 of such shares indirectly through its 35% interest in Advance/Newhouse.

(b)            Each Reporting Person has shared power to vote or direct the vote of 71,107,312 shares of Series A Common Stock, which includes shares held in an escrow account as of the date of this Amendment, as described in the Schedule 13D, and shared power to dispose or direct the disposition of 70,612,031 shares of Series A Common Stock, which excludes shares held in such escrow account as of such date.  NBCo and Advance/Newhouse each has shared power to vote or direct the vote of 44,374,821 shares of Series C Common Stock, which includes shares held in such escrow account as of such date, and shared power to dispose or direct the disposition of 43,853,105 shares of Series C Common Stock, which excludes shares held in such escrow account as of such date.  API, NFH, Advance Long-Term Trust and APH each has shared power to vote or direct the vote of 44,924,821 shares of Series C Common Stock, which includes shares held in such escrow account as of such date, and shared power to dispose or direct the disposition of 44,403,105 shares of Series C Common Stock, which excludes shares held in such escrow account as of such date.

(c)           On March 6, 2013, APH and the Issuer entered into a share repurchase agreement, pursuant to which APH has agreed to sell to the Issuer, and the Issuer has agreed to purchase from APH, 4,000,000 shares of Series C Preferred Stock at a price per share of $64.1025.  The completion of the share repurchase is conditioned upon, among other things, the completion of an underwritten public offering, which occurred on March 12, 2013.  The share repurchase is expected to close on April 5, 2013.

(d)           Not Applicable.

(e)           Not Applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

See Item 5(c), which is incorporated by reference into this Item 6.

Item 7.    Materials to be Filed as Exhibits.

Exhibit	Description
A	Share Repurchase Agreement, dated as of March 6, 2013, by and between the Issuer and APH

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Amendment is true, complete and correct.

Dated: March 14, 2013

Advance/Newhouse Programming Partnership
By:		/s/ Steven A. Miron
Steven A. Miron
CEO

Newhouse Broadcasting Corporation
By:		/s/ Donald E. Newhouse
Donald E. Newhouse
President

Advance Publications, Inc.
By:		/s/ Michael A. Newhouse
Michael A. Newhouse
Co-President

Newhouse Family Holdings, L.P. By: Advance Long-Term Management Trust, as General Partner
	By:	/s/ Michael A. Newhouse
Michael A. Newhouse, as Trustee

Advance Long-Term Management Trust
By:		/s/ Michael A. Newhouse
Michael A. Newhouse, as Trustee

Advance Programming Holdings, LLC
By:		/s/ Steven A. Miron
Steven A. Miron
Manager